DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone: (212) 557-7200

October 3, 2013

H. Roger Schwall

Assistant Director

AD Office 4 - Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Hot Mama’s Foods, Inc.
Form 10-12G
Filed July 26, 2013
File No. 0-54976

Dear Sir or Madam:

As counsel to Hot Mama’s Foods, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated August 22, 2013 to the extent not previously responded to. The comments are repeated in the order set forth in the comment letter with our responses to follow in order. We have filed Amendment No. 2 to the Registration Statement on this date.

Form 10-12G

Customers, page 5

3.	You state that, in 2012, your two largest customers represented 53% and 30% of gross sales, respectively, and that "[f]or contractual reasons, we are bound by confidentiality agreements from publicly releasing the names of our private label customers." Note that you cannot by way of agreements with others eliminate the need to comply with the disclosure requirements specified by the federal securities laws. In that regard, please refer to Item 101(c)(l)(vii) of Regulation S-K with regard to disclosure of customer names. That item provides in part that "The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole."

Response 3.	Confidential treatment requested by Hot Mama’s Foods, Inc. for the names of its customers which accounted for ten (10%) percent or more of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole, by Bates Stamped numbered HOTF 0001 - 0003.

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4.	We also note your two statements on page 9 that "[t]here are no contractual commitments by any customer." In light of your reference to contractual considerations noted in the prior comment, please confirm to us whether you have contracts with these customers. If so, please provide revised disclosure and file the contracts as exhibits, or explain to us in necessary detail why you believe that you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Response 4.	The first part of this comment was complied with in Amendment No. 1. The Company has confirmed that it does not have contracts with its two largest customers. As previously stated, the Company entered into confidentiality agreements with these two customers which contain rules of doing business with such customers, but are not contracts.

Management's Discussion and Analysis. Page 7

7.	Please update your disclosures in this section that pertain to the interim results of operations to address your results of operations for the six months ended June 30, 2013 and the comparative period of the preceding year.

Response 7.	This comment has been complied with. The Company’s unaudited financial statements for the periods ended June 30, 2012 and 2013 have been filed with this Amendment No. 2 and corresponding changes have been made to Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere.

Financial Statements

General

8.	Please update the historical and pro forma financial statements in your registration statement through June 30, 2013 to comply with Rule 8-08 and Rule ll-02(c) of Regulation S-X. The pro forma information as of December 31, 2012 and March 31, 2013, beginning on pages F-17 and F-40, should be replaced with a pro forma balance sheet as of June 30, 2013. Please position the pro forma information either before or after all of the historical financial statements.

Response 8.	This comment has been complied with.

Note 13- Subsequent Events. Page F-13

Lansal, Inc. - Unaudited Pro Forma Condensed Balance Sheet, page F-17

10.	We note that you disclose 4,016 preferred shares issued and outstanding on pages F-14 and F-17, which is not consistent with the corresponding amounts reported on pages F-40 and F-18 of zero and 44,623. Please revise your disclosures to correct the inconsistencies or explain the reasons for the differences. If you have redeemed preferred shares as disclosure on page 3 may suggest, clarify how this has been reflected in your financial statements. Additionally, tell us why you attributed no value to the preferred shares and warrants issued.

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Response 10.	This comment has been complied with in Amendment No. 1 other than the issue of valuation of the Company’s securities which is addressed in Note 4 to the June 30, 2013 pro forma condensed balance sheet.

Specifically, the Company assessed the valuation of securities (i.e. Common and preferred stock and warrants) issued in connection with the reverse merger based upon the market value of the stock established by the OTC Markets and appropriate valuation techniques.  Common Stock was valued using the stock trading price.  Preferred stock was valued using the conversion amount of 265:1 and noting that the Series A Preferred stock has no preferential treatment over the common stock.   The warrants were valued using the Black-Scholes Merton method of valuation, with significant inputs of fair market value of the stock, exercise price, contractual term and volatility using a comparable company to compute.  The valuation of the securities was treated as share based compensation.

Securities issued from Andover Medical, Inc. to the sole shareholder of Hot Mama’s Foods, Inc. (Formerly Lansal, Inc.) as part of the share exchange was accounted for as a reorganization and no value was ascribed in connection with this transaction.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker
Cc:	William Kenealy

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